

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 5, 2010

Mr. Robert "Steve" Owens
Chief Executive Officer
Ring Energy, Inc.
18 ½ East State Street, Suite 202
Redlands, California 92373

> **Re:** **Ring Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Response Letter Dated February 17, 2010**
> **File No. 333-140024**

Dear Mr. Owens:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated February 17, 2010 with Draft of Form 10-K/A-1

Explanatory Note, page 2

1.   Please remove reference to comments by the staff as management's basis for filing an amended Form 10-K.

Disclosure Controls and Procedures, page 3

2.   We note from the draft provided that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated February 3, 2010, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Otherwise, please modify the language in your amended Form 10-K to disclose management's revised conclusion on the effectiveness of its disclosure controls and procedures as of the end of the fiscal year.

Management's Report on Internal Control over Financial Reporting, page 3

3.   We note from the draft provided that you intend to disclose that "Our principal weakness is that management is represented by only one individual and as such: (i) one individual incurs an obligation or liability and the same person approves payment of that obligation or liability; (ii) estimates and assumptions may not be objective; and (iii) the administration of our controls and procedures are not independent of management. Management is aware of the need for strong internal controls and is utilizing the audit committee of the Board of Directors to review its internal controls on a continuing basis." Based on this proposed disclosure, please explain to us whether the 'principal weakness' you describe constitutes a material weakness, as defined by Rule 1-02(a)(4) of Regulation S-X, or otherwise advise. Note that management is not permitted to conclude the company's internal control over financial reporting is effective if there are one or more material weaknesses, as contemplated by Item 308T(a)(3) of Regulation S-K.

Financial Statements

4.   Please ensure the financial statements you file as part of Item 8 of your amended Form 10-K includes your auditor's report, as required by Rule 8-01 of Regulation S-X.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief